

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

<u>By U.S. Mail and Facsimile</u>

Richard Man Fai Lee
Chief Executive Officer
China Premium Lifestyle Enterprise, Inc.
10/F, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, N.T. Hong Kong

> **Re: China Premium Lifestyle Enterprise, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed May 17, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Filing No. 333-120807**

Dear Mr. Lee:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

General, page 27
Technorient Overview, page 27
CPMM (Asia) Overview, page 28

1.   Your disclosure in the first three subsections appears to be information relating to the
        organization and significant transactions in prior years mirroring disclosure presented
        elsewhere. Please revise and expand your disclosure to provide a more meaningful
        context to enhance a reader's understanding of your discussion of results of operations
        and liquidity that follow. For example, discuss your lines of business, locations of
        operations and the principal products and services provided. Inform users about how you
        earn revenues and generate cash.   Further, provide insight into the material opportunities,
        challenges and risks presented by known trends and uncertainties, particularly those on
        which management is focusing in its short- and long-term business plans. Refer to SEC
        Release No. 33-8350.

2.   We noted an increase in inventory during 2009 and a corresponding decrease in net sales.
        Among the reasons, your discussion includes reference to a decline in consumer
        confidence and a challenging automotive retail market that was impacted by the
        unfavorable global economic conditions.   In this regard, please also disclose if you
        expect the decrease in new vehicle sales to continue in future periods and if you
        anticipate continuing special incentives to spur sales of used vehicles.

Results of Operations, page 34

3.   We note you present combined gross profit for new and used vehicles. Given the
        significant increase in used vehicle sales, tell us and disclose the amount of gross profit
        attributable to the sale of used vehicles.

4.   You disclose in the first paragraph on page 35 the decrease in net sales from 2008 to
        2009 was primarily attributable to your "new vehicles trading segment." Please explain
        to us and revise your disclosure in future periods to clarify what is meant by the phrase
        "new vehicles trading segment" so that investors can better understand the changes in net
        sales between periods.

Critical Accounting Policies, page 29

5.   Please revise your disclosure to provide investors with quantitative disclosure of your
        sensitivity to change based on other outcomes that are reasonably likely to occur and that
        will have a material effect on the company. Your sensitivity analysis and the quantitative

data relating to each estimate should convey the variability to change and the potential impact of such changes to your financial statements. Refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 37

6.   Please disclose whether or not you have any material commitments for capital expenditures relating to the next 12 months. Refer to Item 303(a) (2) of Regulation S-K.

7.   We note your reference to trade finance facilities and a related enhancement. Please revise to clarify if the trade finance facilities you refer to here are the bank borrowings and/or stocking loans disclosed in the notes to your financial statements. Further, please describe the enhancement and indicate the amount, if any, of availability not utilized under the facility. Show us what your disclosures will look like revised.

8.   Please expand your discussion to indicate the sources of financing for your auto inventory distinguishing between third-party lenders, the manufacturer, and lenders affiliated with the manufacturer. That is, in addition to bank borrowings which you state are mainly used to finance the purchase of vehicles in Note 11, please clarify who provides the "stocking loans." In this regard, please tell us what consideration was given to segregating amounts owed attributable to trade creditors from non-trade creditors on your balance sheets. Refer to Rule 5-02(19) (a) of Regulation S-X. Please show us what your disclosure will look like revised.

9.   Please expand your disclosure to discuss your liquidity on both a short-term and long-term basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Contractual Obligations, page 38

10.   We note your backlog of sales orders for new vehicles exceeds $200 million for the last two fiscal years, and your deposits held for new vehicle orders approximate $24 million as of the end of fiscal 2009. Please explain to us if you have any purchase obligations with manufacturers for new vehicles which would be properly included in your tabular presentation of contractual obligations. Refer to Item 303 (a) (5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Audited Consolidated Financial Statements – China Premium Lifestyle Enterprise, Inc. and Subsidiaries

Consolidated Balance Sheets, page F-4

11.   We note over a 40% increase in your inventory balance as of December 31, 2009. Explain to us how much of the increase is due to the introduction of new models as referred to in Management's Discussion and Analysis as opposed to either previous year

new model vehicles or older used vehicles whose value may have declined during the recent sales decline. Please revise your disclosure in Management's Discussion and Analysis to provide investors with the factors that contributed to such an increase.

12. Please reconcile for us the changes in amounts due from affiliates and amounts due to affiliates to your cash flow statements. Where a portion of the change from period to period relates to noncash transactions, please tell us where you have disclosed the noncash transactions. Refer to FASB ASC 230-10-50.

Notes to Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies, page F-9

Basis of Presentation, page F-9

13. Please revise to disclose the consolidation policy being followed in a footnote to your financial statements. Refer to FASB ASC 810-50-1 and Rule 3A-02 of Regulation S-X. If all of the direct and indirect subsidiaries of Technorient are wholly-owned, please disclose that fact. In addition, please provide us an illustration depicting the various tiers of subsidiaries and respective ownership interests to clarify for us the structure of your organization. You may also want to consider including an organization chart in your Business description in future filings. To the extent the ownership interests are not represented by ownership of common stock, please explain to us the form of your interest and how the criteria for consolidation have been met.

 Notes 6. Inventory, page F-18

14. Please explain to us the reason why you do not disclose a balance for fashion apparel in 2009.

Item 9A. Controls and Procedures, page 40

15. Please clarify for us how you were able to conclude your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2009. In this regard, we note you restated your conclusions as to your controls being not effective for the periods March 31, 2006 through the period ended September 30, 2009 on May 28, 2010 after giving notice in a Form 8-K dated April 20, 2010 that the Board had concluded that the financial statements should not be relied upon. Further, your original Form 10-Q for the period ended September 30, 2009 indicated your controls were effective even though allegations noted in the action filed by the company in December 2008 are disclosed here as related to control deficiencies that were previously identified. In other words, it is not clear why 1) the control deficiencies were not identified until the fourth quarter of 2009 since the control deficiencies related to events identified by the company in the action filed in December 2008 and, 2) how they

were corrected in the same period they appear to have been identified. As such, please advise us of the following:

- The date(s) you determined control deficiencies existed;

- The date you retained new advisors and adopted a policy to consult with such advisors regarding complex legal and accounting issues;

- The date you completed a review and updated risk assessment of all of your financial controls and procedures; and

- The date you finished reviewing and instituting controls for each weakness.

16.   We note you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following comments. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

17.   If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

18.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

19.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

20.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S.   GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

21. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

22. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

23. We note you do not have a separately created audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief